UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 000-11773

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Profit Sharing Plan and Trust Agreement

of Alfa Mutual Insurance Company

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Alfa Corporation

2108 E. South Blvd

Montgomery, Al 36106

Savings and Profit Sharing

Plan and Trust Agreement of

Alfa Mutual Insurance Company

Financial Statements and Supplemental Schedule

December 31, 2006 and December 30, 2005

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company

Note: All other schedules of additional information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual

Insurance Company:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company (the “Plan”) at December 31, 2006 and the changes in net assets available for benefits for the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama

June 27, 2007

KPMG LLP

Suite 1800

420 20th Street North

Birmingham, AL 35203

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Savings and Profit Sharing Plan and Trust Agreement

    of Alfa Mutual Insurance Company:

We have audited the accompanying statement of net assets available for benefits of Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2005 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Birmingham, Alabama

June 19, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company

Statements of Net Assets Available for Benefits

December 31, 2006 and December 30, 2005

	2006	2005
Assets
Investments
At fair value:
Alfa Corporation common stock fund	$23,778,570	$21,865,448
Loans to participants	3,845,799	3,616,285
Mutual funds	98,663,808	85,890,016
Common/collective trust	18,623,282	19,946,534

Total investments	144,911,459	131,318,283

Receivables
Contributions receivable - employee	505,617	222,192
Contributions receivable - employer	312,811	132,462

	818,428	354,654

Net assets available for benefits, at fair value	145,729,887	131,672,937
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	490,171	—

Net assets available for benefits, at contract value	$146,220,058	$131,672,937

The accompanying notes are an integral part of these financial statements.

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company

Statements of Changes in Net Assets Available for Benefits

Periods Ended December 31, 2006 and December 30, 2005

	2006	2005
Additions to net assets attributable to:
Investment income
Interest and dividends	$3,826,753	$2,099,948
Net appreciation in fair value of investments	11,293,963	4,735,085

Total investment income	15,120,716	6,835,033
Contributions
Employee contributions	8,303,807	7,347,005
Employer contributions	4,632,554	4,262,030
Rollovers	776,596	266,110

Total contributions	13,712,957	11,875,145

Total additions	28,598,927	18,710,178
Deductions to net assets attributable to:
Distributions to participants	(14,285,152)	(7,782,348)
Administrative expenses	(1,400)	(1,025)

Total deductions	(14,286,552)	(7,783,373)

Net increase	14,547,121	10,926,805
Net assets available for benefits
Beginning of year	131,672,937	120,746,132

End of year	$146,220,058	$131,672,937

The accompanying notes are an integral part of these financial statements.

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company

Notes to Financial Statements

December 31, 2006

1.	Plan Description

The following brief description of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan established by Alfa Mutual Insurance Company’s (the “Company”) board of directors, under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company, Alfa Services, Inc. and Creative Consultants Inc. The Plan is funded by voluntary employee and employer contributions.

Participation in the Plan is available to all eligible employees of the Company and its affiliates, hereinafter referred to as “Employer.” The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974(“ERISA”). Employees are eligible to participate in the Plan upon completing one hour of service and attaining the age of twenty-one.

Contributions

Contributions to the Plan are made by both participants and the Employer. Participants may elect to contribute a whole percentage of their gross payroll which is not less than 1% and not greater than 50%, subject to regulator limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Employer makes discretionary matching contributions to the Plan based on all or a portion of the employees’ pretax contributions.

The Employer match is the greater of (a) 100% of the salary deferrals that do not exceed 3% of compensation plus 50% of salary deferral between 3% and 5% of compensation or (b) 100% of the first $1,000 of the salary deferred; however, in no case may the matching contribution exceed 6% of compensation.

For 2006, the maximum employee contribution allowable by the Internal Revenue Code, excluding catch-up contribution provisions, was $15,000. The maximum catch-up contribution for 2006 was $5,000.

Participation Accounts

An account is maintained for each participant in the Plan. The participants’ accounts are credited with the participants’ contributions, their allocated portion of the Employer contributions, and investment earnings, which are allocated based on account balances. Distributions, withdrawals, investment losses and allocated expenses are subtracted from the account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants who enter the Plan after January 1, 2000 are immediately vested in employer contributions. Employer contributions for participants who entered the Plan prior to January 1, 2000 are subject to a five-year vesting schedule (year 1 - 10%; year 2 - 20-%; year 3 - 30%; year 4 - 40%; year 5 - 100%).

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company

Notes to Financial Statements

December 31, 2006

Forfeitures are used to reduce future employer contributions. For the years ended December 31, 2006 and December 30, 2005, forfeited nonvested accounts allocated to participants totaled $6,828 and $6,007, respectively.

Payment of Benefits

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement or termination of either the participant’s employment or the Plan. Distributions may be made in the form of a lump-sum cash payment, partial lump-sum payment and part installments payments or installment payments over a specified period of time.

Loans

Participants may borrow funds from their accounts in the Plan subject to limitations set forth in the Plan agreement. A loan may not be for less than $1,000 and not more than the lesser of either one-half of the employee’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the one-year period preceding the loan date. Interest rates are determined by the Plan using the prime rate plus one percentage point at the time the loan is requested. Interest rates ranged from 5% to 10.5% at December 31, 2006 and December 30, 2005.

Agreement with Trustee

SEI Private Trust Company (“SEI”) is the Plan trustee. The Company pays most administrative expenses incurred by the Plan.

Investment Options

Participants may direct their contributions and any related earnings or losses thereon into various investment options including mutual funds, common/collective trusts or Company stock. The underlying assets of mutual funds and common/collective trusts are invested in publicly traded debt, equity and other securities options.

2.	Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Shares of mutual funds are valued at quoted market prices. Since the Plan has an investment in one fund that holds fully benefit-responsive investment contract, net assets at fair value have been adjusted to net assets at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on sales of securities is based on the specific identification method. Dividends and interest are recorded on the ex-dividend date. The Plan presents in the statements of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company

Notes to Financial Statements

December 31, 2006

The Plan provides for investments in various investments securities that in general are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Benefit Payments

Benefits are recorded when paid.

Reclassifications

Certain 2005 balances have been reclassified to conform to the 2006 presentation.

Change in Accounting Policy

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully-benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP the Statement of Net Assets Available for Benefits presents the fair value of the investment in collective trusts as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract basis. The adoption of this policy had an impact of $490,171 for the year ended December 31, 2006. The impact for the year ended December 30, 2005 is immaterial and as a result, the adjustment has not been recorded.

3.	Plan Administration Expenses

Expenses of plan administration paid by the Plan for the years ended December 31, 2006 and December 30, 2005 were $1,400 and $1,025, respectively.

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company

Notes to Financial Statements

December 31, 2006

4.	Investments

The following presents investments that represent 5% or more the Plan’s net assets available benefits as of December 31, 2006 and December 30, 2005.

	2006		2005
	Number of Units	Amount	Number of Units	Amount
Alfa Corporation Common Stock Fund	791,674	$23,778,570	858,529	$21,865,448
SEI Stable Asset Fund, at contract value	17,300,374	$19,113,453	18,822,813	$19,946,534
SEI Diversified Conservative Fund	—	$—	862,543	$9,315,468
SEI Diversified Global Stock Fund	—	$—	621,764	$7,653,915
SEI Large Cap Growth Fund	1,136,173	$23,995,965	1,412,647	$27,956,281
SEI Small Cap Growth Fund	536,262	$10,821,765	649,743	$11,779,849
SEI Large Cap Value Fund	347,673	$7,979,096	—	$—
SEI Market Growth Strategy	1,424,922	$17,797,280	—	$—
SEI Aggressive Strategy	1,040,510	$14,213,367	—	$—

The impact of the change in accounting policy (Note 2) is as follows:

SEI Stable Asset Fund, at contract value	$19,113,453
Less: Adjustment from contract value to fair value	(490,171)

SEI Stable Asset Fund, at fair value	$18,623,282

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Collective/common trust	$841,309	$813,945
Mutual funds	6,526,325	2,692,016
Alfa Corporation common stock	3,926,329	1,229,124

	$11,293,963	$4,735,085

5.	Related Party Transactions

Certain plan investments were invested in shares of mutual funds managed by SEI (trustee). Such investments involving the trustee qualify as party-in-interest transactions. There were no fees paid by the Plan to the trustee for investment management services during 2006 and 2005. Additionally, at December 31, 2006 and December 30, 2005, the Plan owned $23,778,570 (791,674 shares) and $21,865,448 (858,529 shares), respectively, in the Company stock fund.

The Plan makes loans to participants from their accounts subject to limitations set forth in the Plan agreement. The amount of loans outstanding were $3,845,799 and $3,616,285 at December 31, 2006 and December 30, 2005, respectively. The Plan also received interest on these loans of $248,986 and $207,648 for the years ended December 31, 2006 and December 30, 2005, respectively.

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company

Notes to Financial Statements

December 31, 2006

6.	Plan Termination

Although it has not expressed any intent to do so the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC as of the financial statement dates.

8.	Plan Amendment

Effective January 1, 2006, the Plan year will commence on January 1 and end the following December 31. Effective January 1, 2004, the Plan was amended in order to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, at contract value per the financial statements to the Plan’s Form 5500 at December 31, 2006.

Net assets available for benefits per the financial statements	$146,220,058
Less: Adjustment from contract value to fair value	(490,171)

Net assets available for benefits per the Form 5500	$145,729,887

Supplemental Schedule

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 30, 2006

	(b) Identity of issue, borrower,	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current
(a)	lessor or similar party		(d) Cost	Value
*	Alfa	Alfa Corporation Common Stock Fund		$23,778,570
*	SEI	SEI Core Fixed Income		3,758,165
*	SEI	SEI Diversified Conservative Income Fund		2,901
*	SEI	SEI Diversified Global Growth Fund		21,439
*	SEI	SEI Diversified Global Moderate Growth Fund		21,707
*	SEI	SEI Diversified Global Stock Fund		65,524
*	SEI	SEI Diversified Conservative Fund		54,692
*	SEI	SEI International Equity		4,047,686
*	SEI	SEI Large Cap Growth Fund		23,995,965
*	SEI	SEI Large Cap Value Fund		7,979,096
*	SEI	SEI S&P 500 Index Fund		5,442,956
*	SEI	SEI Small Cap Growth Fund		10,821,765
*	SEI	SEI Small Cap Value Fund		5,429,435
*	SEI	SEI Stable Asset Fund		18,623,282
*	SEI	SEI Aggressive Strategy		14,213,367
*	SEI	SEI Conservative Strategy		2,062,141
*	SEI	SEI Market Growth Strategy		17,797,280
*	SEI	SEI Moderated Strategy		2,949,689
*	Loans to participants	Various interest rates		3,845,799

				$144,911,459

*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned duly authorized.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT OF ALFA MUTUAL INSURANCE COMPANY

By:	/s/ Stephen G. Rutledge
Stephen G. Rutledge
Senior Vice President and CFO

Date: June 28, 2007